# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND IV, CIK 0001517936
CUSIP: 33738D762
Title of class of securities: First Trust AAA CMBS ETF
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001965329

## Reporting persons
- STAR Financial Bank: type of reporting person: bank (BK); citizenship or place of organization: Indiana (IN); sole voting power 626,482; shared voting power 0; sole dispositive power 626,482; shared dispositive power 0; aggregate amount beneficially owned 626,482 (36.9% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND IV
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS, 60187

## Item 2. Person Filing
Name of person filing: STAR Financial Bank
Address of principal business office or, if none, residence: 215 W Main Street, Fort Wayne, IN 46802
Citizenship: Indiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 626,482
Percent of class: 36.9%
Sole power to vote or to direct the vote: 626,482
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 626,482
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STAR Financial Bank: Kate L Miller, President, Private Advisory (08/07/2026)